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                               April 21, 2023

       John Kutch
       Chief Financial Officer
       ALLIANCE ENTERTAINMENT HOLDING CORP
       8201 Peters Road, Suite 1000
       Plantation, Florida

                                                        Re: ALLIANCE
ENTERTAINMENT HOLDING CORP
                                                            Registration
Statement on Form S-1
                                                            Filed April 12,
2023
                                                            File No. 333-271219

       Dear John Kutch:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. Please refer to the Second Prospectus cover page. For each of the securities being registered for resale,
disclose the price that the Selling Securityholders paid for such securities.
 John Kutch
FirstName   LastNameJohn Kutch HOLDING CORP
ALLIANCE      ENTERTAINMENT
Comapany
April       NameALLIANCE ENTERTAINMENT HOLDING CORP
       21, 2023
April 221, 2023 Page 2
Page
FirstName LastName
2. Please refer to the Second Prospectus cover page. Please disclose the exercise price of the warrants compared to the market price of the underlying security. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds sections and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.
3. Please refer to the Second Prospectus cover page. We note that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that some of the shares being registered for resale were purchased by the Selling
         Securityholders for prices considerably below the current market price of your Class A common stock. Please highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock.
Risk Factors, page 12

4. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the
         Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is at or significantly below the SPAC IPO price, the private investors or Selling
         Securityholders have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
53

5. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock.
Liquidity and Capital Resources, page 65

6. In light of the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the company s liquidity position since the business combination. If the company is likely to have to seek additional capital,
         discuss the effect of this offering on the company   s ability to
raise additional capital.
 John Kutch
FirstName   LastNameJohn Kutch HOLDING CORP
ALLIANCE      ENTERTAINMENT
Comapany
April       NameALLIANCE ENTERTAINMENT HOLDING CORP
       21, 2023
April 321, 2023 Page 3
Page
FirstName LastName
General

7. Please refer to the Second Prospectus cover page. We note that your Class A common stock and Warrants are currently quoted on the OTC Pink marketplace. Please note that an at-the-market resale offering under Rule 415 is not available for registrants quoted on the OTC Pink marketplace. To sell securities at market prices, we require an existing trading market for those securities, and we do not consider the OTC Pink Marketplace to be such a market for the purposes of satisfying Item 501(b)(3) of Regulation S-
         K. Accordingly, please revise to clarify that the Selling Securityholders will sell at a fixed price until your securities are listed or quoted on an existing public trading market, such as the OTCQB, OTCQX or OTCBB, and thereafter at prevailing market prices or privately negotiated prices. Please also disclose the fixed price. Lastly, please revise to clarify whether obtaining a listing or quotation on an existing public trading market is a condition to the resale offering. In this regard, we note that the Public Offering Prospectus cover page discloses that Nasdaq listing of your Class A common stock and Warrants is a condition to the public offering.
8. Revise your Second Prospectus to disclose the price that each Selling Securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Selling Securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants.
         Disclose that while the Selling Securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the Selling
         Securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
9. Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. A non-exclusive example of an area where disclosure should be updated is as follows:
             You state on page 105 that "future" sales of your Class A common stock could
             "adversely affect the market price of our Class A common stock prevailing from time to time." Please update this statement as well as your risk factor disclosure given that this registration statement is facilitating those sales.
 John Kutch
FirstName   LastNameJohn Kutch HOLDING CORP
ALLIANCE      ENTERTAINMENT
Comapany
April       NameALLIANCE ENTERTAINMENT HOLDING CORP
       21, 2023
April 421, 2023 Page 4
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Rucha Pandit at (202) 551-6022 or Donald Field at (202) 551-3680 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Brad Shiffman